UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 18, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated March 18, 2026 entitled ‘Publication of the 2025 Annual Report and Notice of 2026 Annual General Meeting’.

Publication of the 2025 Annual Report and Notice of 2026 Annual General Meeting

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

Publication of the 2025 Annual Report and Notice of 2026 Annual General Meeting

The Company announces that the following documents have been published today on its website at https://corporate.magnumicecream.com/

  2025 Annual Report
  2025 Annual Report on Form 20-F
  Notice of 2026 Annual General Meeting

The 2025 Annual Report has been submitted to the Dutch Authority for the Financial Markets (AFM). The AFM publishes the report in its public register.

In compliance with the UK Listing Rules and the Disclosure Guidance and Transparency Rules, copies of the unedited full text of the 2025 Annual Report, 2025 Annual Report on Form 20-F and Notice of the 2026 Annual General Meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at

https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Company will also file its 2025 Annual Report on Form 20-F with the US Securities and Exchange Commission today, which will be available to download at www.sec.gov.

A hard copy version of the 2025 Annual Report, 2025 Annual Report on Form 20-F and the Notice of the 2026 Annual General Meeting is available free of charge on request.

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

We are the world’s largest ice cream company, headquartered in Amsterdam, The Netherlands and listed on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange. Home to four of the world’s five largest ice cream brands, with a global team of 16,500 employees, operating thirty factories, twelve R&D centres and a fleet of three million freezer cabinets, we generated €7.9 billion in revenue in 2025. From Magnum and Ben & Jerry’s to Cornetto and the Heartbrand, our ice cream portfolio delights consumers in eighty markets around the world. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit www.corporate.magnumicecream.com.

Cautionary Statement

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of The Magnum Ice Cream Company N.V. (the Company). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘seek’, ‘continue’, ‘projected’, ‘estimate’, ‘achieve’ or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Company’s emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith), the Company’s strategy, plans and expected trends, including trends in the global ice cream market, the Company’s outlook and expected modelled or potential financial results including, sales growth and margin improvement, the anticipated growth of the global ice cream market, statements with respect to dividends, and plans and ambitions of the Company to maintain a leadership position in the global ice cream market, finalisation of remaining Transitional Service Agreements by 2027, potential acquisition in India and its timeline. Forward-looking statements can be made in writing but also may be made verbally by Directors, officers and employees of the Company (including during management presentations) in connection with this document. These forward-looking statements are based upon current expectations, assumptions, plans and projections regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Company’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this document are: the Company’s global brands not meeting consumer preferences; the Company’s ability to innovate and remain competitive; the Company’s investment choices in its portfolio management; the effect of climate change on the Company’s business; the Company’s ability to find sustainable solutions to its packaging; significant changes or deterioration in customer relationships; the Company’s reliance on Unilever; the recruitment and retention of talented employees; disruptions in the Company’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Company operates. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with Euronext Amsterdam, the London Stock Exchange, and the US Securities and Exchange Commission, including in the 2025 Annual Report on Form

20-F 2025 and the 2025 Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: March 18, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer